UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                              Heckmann Corporation
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    422680108
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422680108                    13G                   Page 2 of 8 Pages

-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         Highbridge International LLC
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)
                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 5,200,000 shares of Common Stock

                    202,710 shares of Common Stock

OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 5,200,000 shares of Common Stock

                    202,710 shares of Common Stock

-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             Warrants to purchase 5,200,000 shares of Common Stock

             202,710 shares of Common Stock
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             4.74%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
-----------------------------------------------------------------------

CUSIP No. 422680108                    13G                   Page 3 of 8 Pages


-----------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Highbridge Capital Management, LLC
-----------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 5,200,000 shares of Common Stock

                    202,710 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 5,200,000 shares of Common Stock

                    202,710 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             Warrants to purchase 5,200,000 shares of Common Stock

             202,710 shares of Common Stock
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             4.74%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             OO
-----------------------------------------------------------------------

CUSIP No. 422680108                    13G                   Page 4 of 8 Pages

-----------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Glenn Dubin
-----------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 5,200,000 shares of Common Stock

                    202,710 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 5,200,000 shares of Common Stock

                    202,710 shares of Common Stock
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             Warrants to purchase 5,200,000 shares of Common Stock

             202,710 shares of Common Stock
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             4.74%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             IN
-----------------------------------------------------------------------

CUSIP No. 422680108                    13G                   Page 5 of 8 Pages

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on September 19, 2008 (the "Original Schedule 13G"), as amended by Amendment No. 1 filed on February 9, 2009 (the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of common stock, par value $0.001 per share (the "Common Stock") of Heckmann Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4 and 5 in their entirety as set forth below.

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


           HIGHBRIDGE INTERNATIONAL LLC
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE CAPITAL MANAGEMENT, LLC
           40 West 57th Street, 33rd Floor
           New York, New York  10019
           Citizenship:  State of Delaware

           GLENN DUBIN
           c/o Highbridge Capital Management, LLC
           40 West 57th Street, 33rd Floor
           New York, New York 10019
           Citizenship:  United States

Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

         As of December 31, 2009, (i) Highbridge International LLC beneficially owned 202,710 shares of Common Stock and Warrants to purchase 5,200,000 shares of Common Stock and (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may have been deemed the beneficial owner of the 202,710 shares of Common Stock and the Warrants to purchase 5,200,000 shares of Common Stock beneficially owned by Highbridge International LLC.

         Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin disclaims beneficial ownership of shares of Common Stock held by Highbridge International LLC.

CUSIP No. 422680108                    13G                   Page 6 of 8 Pages

         (b) Percent of class:

         The Company's Quarterly Report for the quarterly period ended September 30, 2009, filed on Form 10-Q on November 9, 2009, indicates that as of October 30, 2009, there were 108,750,650 shares of Common Stock outstanding. Therefore, as of December 31, 2009, based on the Company's outstanding shares of Common Stock, assuming the exercise of the Warrants, (i) Highbridge International LLC may have been deemed to beneficially own 4.74% of the outstanding shares of Common Stock of the Company, (ii) each of Highbridge Capital Management, LLC and Glenn Dubin may have been deemed to beneficially own 4.74% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

         (c) Number of shares as to which such person has:

                    (i) Sole power to vote or to direct the vote

                        0

                   (ii) Shared power to vote or to direct the vote

                        See Item 4(a)

                  (iii) Sole power to dispose or to direct the disposition of

                        0

                   (iv) Shared power to dispose or to direct the disposition of

                        See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 10, 2010, by and among Highbridge International LLC, Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 422680108                    13G                   Page 7 of 8 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 10, 2010

HIGHBRIDGE CAPITAL MANAGEMENT, LLC      HIGHBRIDGE INTERNATIONAL LLC

                                        By: Highbridge Capital Management, LLC
                                            its Trading Manager

By: /s/ John Oliva
    -----------------------------
Name:  John Oliva                        By: /s/ John Oliva
Title: Managing Director                ---------------------------------------
                                        Name:  John Oliva
                                        Title: Managing Director



/s/ Glenn Dubin
---------------------------------
GLENN DUBIN

CUSIP No. 422680108                    13G                   Page 8 of 8 Pages


                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.001 par value, of Heckmann Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 10, 2010


HIGHBRIDGE CAPITAL MANAGEMENT, LLC      HIGHBRIDGE INTERNATIONAL LLC

                                        By: Highbridge Capital Management, LLC
                                            its Trading Manager

By: /s/ John Oliva
    -----------------------------
Name:  John Oliva                        By: /s/ John Oliva
Title: Managing Director                     ----------------------------------
                                        Name:  John Oliva
                                        Title: Managing Director



/s/ Glenn Dubin
---------------------------------
GLENN DUBIN